UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 20)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq. Tracinda Corporation 150 South Rodeo Drive, Suite 250 Beverly Hills, CA 90212 (310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,797,701
	8.	Shared Voting Power
	9.	Sole Dispositive Power 93,797,701
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,797,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.9%*
14.	Type of Reporting Person (See Instructions) CO

* Percentage calculated on the basis of 285,216,209 shares of common stock issued and outstanding as of November 1, 2010, based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

CUSIP No. 247907207
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,797,701
	8.	Shared Voting Power
	9.	Sole Dispositive Power 93,797,701
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,797,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.9%*
14.	Type of Reporting Person (See Instructions) IN

* Percentage calculated on the basis of 285,216,209 shares of common stock issued and outstanding as of November 1, 2010, based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

This Amendment No. 20 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 9, 2008, September 3, 2008, November 7, 2008 , November 14, 2008, November 25, 2008, December 5, 2008, March 3, 2009, March 27, 2009, May 1, 2009, May 6, 2009, May 13, 2009, May 19, 2009, May 28, 2009, August 5, 2009, December 1, 2009, October 18, 2010 and October 21, 2010, and as amended by those certain Schedule TO-C’s filed on October 31, 2008, and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 20 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following information:

On December 16, 2010, Tracinda entered into a First Amendment to Pledge Agreement and Second Amendment to Promissory Note with Roger A. Parker, dated December 16, 2010 (the “Amendment”). Pursuant to the Amendment, Tracinda has released from pledge the shares of Delta Petroleum Common Stock previously pledged pursuant to the Pledge Agreement. A copy of the Amendment is attached hereto as an exhibit and incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	First Amendment to Pledge Agreement and Second Amendment to Promissory Note, dated December 16, 2010.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 20, 2010

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic Attorney-in-Fact *

* Power of Attorney, dated

February 13, 2008, previously filed as

Exhibit 3 to the Schedule 13D filed on

February 26, 2008.

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